Exhibit 99.1

SuperX Secures $38.8 Million NVIDIA B300 Server Order from Woodman, Accelerating Expansion into Japan’s AI Infrastructure Market

Singapore, August 25, 2026 — SuperX AI Technology Limited (NASDAQ: SUPX, “SuperX” or the “Company”), a Nasdaq-listed full-stack AI infrastructure solutions provider, today announced that it has received, through its wholly-owned Japanese subsidiary SuperX Industries Co., Ltd. (“SuperX Japan”), a commercial purchase order from Japanese client WOODMAN Inc. (“Woodman”) to supply NVIDIA B300 GPU-based server clusters for its AI infrastructure project in Yokohama, Japan, with a total contract value of approximately US$38.8 million. The project is scheduled to be delivered by mid-November 2026.

This order represents the first commercial collaboration between SuperX and Woodman and marks an important milestone in the Company’s further expansion into Japan’s high-performance AI infrastructure market. As of August 20, 2026, SuperX had received an approximately 20% advance payment under the order, with the remaining balance scheduled to be settled prior to shipment in accordance with the contractual terms.

From RTX Pro 6000 to NVIDIA B300, SuperX Continues to Secure a Foothold in Next-Generation AI Computing Demand

As generative AI, AI inference, and large-model applications accelerate their deployment, global AI computing infrastructure is entering a phase of rapid capacity expansion and continuous upgrading. Particularly in the high-performance GPU server segment, customers have increasing requirements for computing density, energy efficiency, system stability, and rapid deployment capability.

The NVIDIA B300 server clusters purchased by Woodman under this order further demonstrate SuperX’s ability to continuously track next-generation AI computing architectures and rapidly commercialize products for deployments.

In Japan, SuperX had previously established a market presence through solutions based on products including the NVIDIA RTX PRO 6000, and has been actively advancing local AI data center projects. The latest B300 server cluster order represents a further expansion of SuperX’s product and project capabilities in Japan toward higher-performance and higher-density next-generation GPU computing platforms.

From product iteration to project execution, SuperX is strengthening its positioning in the AI infrastructure value chain. The Company is also progressively expanding beyond standalone server products toward more comprehensive and integrated AI infrastructure solutions.

Japan as a Strategic Market in SuperX’s Global Expansion

Japan is accelerating the development of AI infrastructure, creating increasing demand for high-performance computing capacity. For SuperX, Japan represents not only a key market for international expansion, but also an important market in which the Company can further develop and validate its capabilities in international project delivery, supply chain integration, and localized technical services.

Through project collaborations with Woodman and other Japanese partners, SuperX is progressively developing a more localized ecosystem encompassing supply chain coordination, project delivery, and technical service system, enhancing its ability to execute large-scale AI computing infrastructure projects in the Japanese market.

Japan’s AI infrastructure market is entering an important phase of rapid development and represents a key component of SuperX’s global expansion strategy. As AI applications continue to evolve, demand for high-performance computing infrastructure is increasing. Each project is viewed not only in terms of the immediate commercial opportunity, but also as an opportunity to strengthen localized delivery capabilities, supply chain coordination, and technical services. Reaching this initial commercial collaboration marks an important step for SuperX in expanding its presence in Japan and provides a strong foundation for deeper cooperation between the two parties in AI infrastructure. Building on this initial engagement, the Yokohama project is expected to advance, with additional AI infrastructure collaboration opportunities to be explored.

From Servers to AI Infrastructure: SuperX Continues to Broaden Its Business Boundaries

The significance of this US$38.8 million order extends beyond the addition of a new customer and the scale of the contract. It further validates SuperX’s ability to expand its AI computing infrastructure applications and international market footprint.

AI infrastructure is evolving from conventional data center server deployments toward architectures characterized by higher computing density, greater energy efficiency, and increasingly modular and integrated infrastructure designs. SuperX continues to strengthen its capabilities across key areas including AI servers, liquid cooling, power infrastructure, and data center solutions, while progressively expanding from computing hardware toward broader AI infrastructure solutions.

Through this development, the Company has formed a scalable growth model centered on tracking GPU technology evolution, rapidly adapting products to next-generation computing platforms, commercializing solutions through real-world deployments, strengthening localized delivery capabilities, and leveraging project experience to expand into additional markets.

For SuperX, continuously securing orders for next-generation GPU servers means that the Company can not only capture market opportunities brought by the rapid growth of AI computing demand, but also continuously validate and iterate its product, delivery, and service capabilities through actual projects. As AI infrastructure development continues to advance in Japan and other international markets, the Company will further leverage its technology, product, and project execution capabilities in the AI computing infrastructure field to promote the implementation of more international projects.

Looking ahead, SuperX intends to remain focused on AI computing infrastructure, closely monitor the evolution of next-generation GPU and AI computing technologies, accelerate the development of products and integrated solutions, and further strengthen its localized delivery and service capabilities across international markets. By leveraging its early investments in AI infrastructure technologies, and the increasing international client pool, SuperX seeks to actively seize the long-term growth opportunities brought by AI infrastructure development in the Asia-Pacific and global markets, and continuously enhance its strategic value and market competitiveness in the global AI computing infrastructure industry chain.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

About WOODMAN Inc.

WOODMAN Inc. is a Japanese technology company focusing on eliminating societal waste by transforming underutilized resources, such as surplus electricity and computing power, into new value. They specialize in constructing optimized computing environments for AI and HPC (High-Performance Computing), bridging the gap between energy infrastructure and, previously, blockchain hardware.

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release, including delivery schedules, production capacity and order values, and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Actual delivery schedules and the value of AI servers delivered may vary based on customer data center readiness and supply chain conditions. We undertake no obligation to publicly update or revise any forward‑looking statements. Forward‑looking events discussed in this press release and other statements made from time to time by us or our representatives may not materialize due to uncertainties and assumptions.

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